UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

WIMM-BILL-DANN FOODS OJSC

(Name of Issuer)

Ordinary Shares, par value 20 Russian Rubles per Ordinary Share, and
American Depositary Shares, each representing one-fourth of one Ordinary Share

(Title of Class of Securities)

97263M109 (AMERICAN DEPOSITARY SHARES)

(CUSIP Number)

Franck Riboud
Danone
17, Boulevard Haussmann
75009 Paris, France
Tel: +33 1 4435 2020

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

October 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 97263M109	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS (ENTITIES ONLY) Danone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NOT APPLICABLE
	8	SHARED VOTING POWER 0 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
	9	SOLE DISPOSITIVE POWER NOT APPLICABLE
	10	SHARED DISPOSITIVE POWER 0 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON CO

Page 2 of 7 Pages

SCHEDULE 13D/A

CUSIP No. 97263M109	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Gervais Danone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NOT APPLICABLE
	8	SHARED VOTING POWER 0 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
	9	SOLE DISPOSITIVE POWER NOT APPLICABLE
	10	SHARED DISPOSITIVE POWER 0 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON CO

Page 3 of 7 Pages

Item 1.	Security and Issuer.

This Amendment No. 9 (this “Amendment No. 9”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 18, 2001 by the Reporting Persons, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on June 17, 2003, Amendment No. 2 thereto filed with the Securities and Exchange Commission on November 21, 2003, Amendment No. 3 thereto filed with the Securities and Exchange Commission on December 21, 2004, Amendment No. 4 thereto filed with the Securities and Exchange Commission on October 18, 2005, Amendment No. 5 thereto filed with the Securities and Exchange Commission on November 13, 2006, Amendment No. 6 thereto filed with the Securities and Exchange Commission on June 28, 2007, Amendment No. 7 thereto filed with the Securities and Exchange Commission on June 18, 2010 and Amendment No. 8 thereto filed with the Securities and Exchange Commission on August 12, 2010 (such Statements as so amended, being the “Schedule 13D”).  This Amendment No. 9 is filed with respect to the ordinary shares, par value 20 Russian Rubles per ordinary share (the “Ordinary Shares”), of Wimm-Bill-Dann Foods OJSC, a joint stock company organized under the laws of the Russian Federation (the “Issuer”), having its principal executive offices at 16/15 Yauzsky Boulevard, Moscow 10928, Russian Federation.  The Ordinary Shares are traded on the New York Stock Exchange through an American Depositary Share facility in which four American Depositary Shares of the Issuer (the “American Depositary Shares” or “ADSs”) represent one Ordinary Share.  Each reference in this Statement to Ordinary Shares refers also (where applicable) to the corresponding American Depositary Shares representing such Ordinary Shares.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.  Information in the Schedule 13D remains in effect except to the extent it is amended by the information contained in this Amendment No. 9.  This Amendment No. 9 is a final amendment to the Schedule 13D and constitutes an “exit” filing with respect to the Schedule 13D by the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the final sentence thereof and adding the following at the end thereof:

On August 11, 2010, Compagnie Gervais Danone SA (“CGD”) entered into a Sale and Purchase Agreement (the “SPA”) with Limited Liability Company “Wimm-Bill-Dann Finance” (“WBD Finance”), pursuant to which CGD agreed to sell or procure the sale of, and WBD Finance agreed to procure the purchase by Dicastor Holdings Limited (the “Purchaser”) of, 3,725,000 Ordinary Shares (the “Sale Shares”) and 17,421,200 ADSs (the “Sale ADSs” and, together with the Sale Shares, the “Sale Securities”), subject to the terms and conditions of the SPA.  On October 26, 2010, CGD completed the sale of all of its remaining Sale Securities to WBD Finance and the Purchaser in accordance with the terms and conditions of the SPA.  As a result, the Reporting Persons ceased to have beneficial ownership of the Sale Securities as of such date.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Page 4 of 7 Pages

(a)-(b)  As of October 26, 2010, the Reporting Persons own no Ordinary Shares.

(c)  To the knowledge of the Reporting Persons, except as described in this Amendment No. 9, none of the Reporting Persons, nor any person referred to in Exhibit I beneficially owns, or has acquired or disposed of any Ordinary Shares during the past 60 days.

(e)  The Reporting Persons ceased to be beneficial owners of five percent (5%) or more of Ordinary Shares of the Issuer on October 26, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except for any rights of the parties under the SPA in respect of post-closing matters, upon the closing of the purchase and sale of the Ordinary Shares, the parties have fulfilled or waived all obligations with respect to the securities of the Issuer in accordance with the terms and conditions of the SPA.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Exhibit I to this Statement or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Exhibit I to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

1.	Directors and Officers of Danone and Compagnie Gervais Danone

2.	Joint Filing Agreement, dated as of October 27, 2010

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

October 27, 2010	DANONE

	By:	/s/ Emmanuel Faber
Signature

	Name:	Emmanuel Faber

	Title:	Deputy General Manager

COMPAGNIE GERVAIS DANONE

By:	/s/ Damien Leclerc
Signature

Name:	Damien Leclerc

Title:	Deputy General Manager

Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Description
Exhibit I	Directors and Officers of Danone and Compagnie Gervais Danone
Exhibit II	Joint Filing Agreement, dated as of October 27, 2010

Page 7 of 7 Pages